ATTORNEYS AT LAW 4401 Eastgate Mall San Diego, CA 92121-1909 Main 858 550-6000 Fax 858 550-6420 www.cooley.com CHARLES J. BAIR (858) 550-6142 cbair@cooley.com	Broomfield, CO 720 566-4000 Palo Alto, CA 650 843-5000 Reston, VA 703 456-8000 San Francisco, CA 415 693-2000 Washington, DC 202 842-7800
August 25, 2006
Via EDGAR and FedEx
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Brad Skinner, Accounting Branch Chief

Re:	Dot Hill Systems Corp. Form 10-K for the Fiscal Year
Ended December 31, 2005 Filed March 16, 2006, Form
10-Q for the Fiscal Quarter Ended March 31, 2006
Filed May 10, 2006 and Form 8-K Filed May 9, 2006,
File No. 001-13317
Dear Mr. Skinner:
Dot Hill Systems Corp. (the “Company”) is in receipt of the comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated August 8, 2006 (the "Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Commission on March 16, 2006, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 filed with the Commission on May 10, 2006 and the Company’s Current Report on Form 8-K (File No. 001-13317) filed with the Commission on May 9, 2006.
As discussed orally with the Staff, the Company is not able to respond to the Comment Letter within the 10 business days requested by the Staff, and is hereby requesting an extension of the time period for responding to the Staff’s comments to Friday, September 8, 2006. Please direct any comments or questions regarding this request to me at (858) 550-6142.
Sincerely,
Cooley Godward LLP
/s/ Charles J. Bair
Charles J. Bair

cc:	Marc Thomas, Senior Staff Accountant Christine Davis, Staff Accountant Dana W. Kammersgard, Dot Hill Systems Corp. Hanif I. Jamal, Dot Hill Systems Corp.